FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 21, 2014

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

5th Floor Strathvale House

P.O. Box 258

Grand Cayman KY1 1104

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events	2

Signature	3

Exhibit 99.1 — Press Release Regarding Suntech Update on Recovery Action Taken by the Liquidator of PSS

Exhibit 99.2 — Press Release Regarding Update with respect to NYSE Appeal

Other Events.

Following the meeting of the creditors of the Company held on February 12, 2014, the following creditors have been elected to a committee to work with the joint provisional liquidators (the “JPLs”) on the provisional liquidation of the Company.

•       China Development Bank Corporation;

•       Clearwater Capital Partners Fund III, LP;

•       Spinnaker Global Emerging Markets Fund Ltd.;

•       Suntech Power International Ltd.; and

•       Wilmington Trust Company.

In addition, the creditors approved the remuneration agreement of the JPLs and certain interim remuneration of the JPLs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date:  February 21, 2014